

November 29, 2018

<u>Via E-mail</u>
Robert F. Friel
Chairman, Chief Executive Officer
        and President
PerkinElmer, Inc.
940 Winter Street
Waltham, Massachusetts 02451

     Re: **PerkinElmer, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed February 27, 2018
             File No. 1-05075

Dear Mr. Friel:

We refer you to our comment letter dated November 16, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Cecilia Blye

                     Cecilia Blye, Chief
                     Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance